---------------------------------
                                                          QMB APPROVAL
                                               ---------------------------------
                                                QMB Number:           3235-0145
                                                Expires:       October 31, 1994
                                                Estimated average burden
                                                hours per form............14.90
                                               ---------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                                 Hemasure Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    423504109
                       ---------------------------------
                                 (CUSIP Number)


    Edwin H. Morgens, 10 East 50th Street, New York, NY 10022, (212) 705-0500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 1996
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 17 Pages
                        Exhibit Index Appears on Page 17

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 2 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phoenix Partners
    13-6272912
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 211,900 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             211,900 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    211,900
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 3 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Betje Partners
    13-3118883
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 73,500 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             73,500 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,500
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 4 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens Waterfall Vintiadis Investments N.V.
    None
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 131,100 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             131,100 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    131,100
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 5 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MWV Employee Retirement Plan Group Trust
    13-3845507
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 21,000 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             21,000 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,000
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    EP
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 6 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phaeton International N.V.
    None
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    131,100
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 7 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens, Waterfall, Vintiadis & Company, Inc.
    13-2674766
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    204,600
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 8 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin H. Morgens
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    437,500
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   423504109                          Page 9 of 17 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce Waterfall
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    416,500
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Hemasure Inc.                                               Page 10 of 17 Pages
Schedule 13D                                                   October 23, 1996




Item 1.   Security and Issuer.
-------   --------------------

          This statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Hemasure Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 140 Locke Drive, Marlborough, Massachusetts 01752.

Item 2.   Identity and Background.

          This Statement is filed jointly by (a) Phoenix Partners ("Phoenix"),
(b) Betje Partners ("Betje"), (c) Morgens Waterfall Vintiadis Investments N.V. ("MWV"), (d) MWV Employee Retirement Plan Group Trust ("MWV Plan"), (e) Phaeton International N.V. ("Phaeton"), (f) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (g) Edwin H. Morgens ("Morgens") and (h) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (h), the "Reporting Persons").

          MWV is a subsidiary of Phaeton. Phaeton is a controlling person of MWV by virtue of its ownership of 100% of the outstanding shares of MWV. Phaeton and MWV are Netherlands Antilles limited liability companies having their principal offices at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of MWV is to invest in securities of United States issuers. Phaeton is a holding company which invests in MWV and companies with similar objectives.

          The sole Managing Director of Phaeton and MWV is Offshore Management Company N.V. ("Offshore"), a Netherlands Antilles limited liability company having its principal office at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of Offshore is to act as Managing Director of corporations domiciled in the Netherlands Antilles, and in that capacity to provide local management, administrative, clerical and accounting services similar to those which it provides to Phaeton and MWV. Phaeton and MWV do not have any officers other than Offshore.

          Phaeton and MWV have the following Board of Directors:

          Name                             Address
          ----                             -------

          Halvor Astrup                    Fearnley Group A/S
                                           35-38 Portman Square
                                           London W1HOEU, England

Hemasure Inc.                                               Page 11 of 17 Pages
Schedule 13D                                                   October 23, 1996


         Dr. M. Colyer Crum                  Harvard Business School
                                             Cambridge, Massachusetts

         Bassam Aburdene                     Capital Trust Ltd.
                                             49 Mount Street
                                             London WIY5RE, England

         Fred Arthur Rank Packard            Center 45
                                             45 London Wall
                                             London EC2, England

          Mr. Astrup, a citizen of Norway, is Vice Chairman of Fearnley Group and Chairman of Fearnley Finance Ltd., companies principally engaged in project development in the international shipping industry.

          Dr. Crum, a U.S. citizen, is a professor at the Harvard Business School, where he holds the James R. Williston Chair of Investment Management.

          Mr. Aburdene, a U.S. citizen, is a Managing Partner of Capital Trust Limited, a London-based financial services company which is jointly owned by United States and Middle Eastern institutions and investors.

          Mr. Packard, a British citizen, is a partner of Banco de Investimentos Garantia, a leading Brazilian investment bank.

          Phoenix and Betje are New York limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Phoenix and Betje is to invest in securities of United States issuers. Morgens and Waterfall are the managing members of MW Management LLC, which is the general partner of Phoenix. All of the information concerning Morgens and Waterfall is set forth below. Mr. Zanvyl Krieger is the general partner of Betje. The business address of Mr. Krieger is c/o Weinberg and Green, 100 South Charles Street, Baltimore, Maryland 21201. Mr. Krieger's principal occupation is a private investor.

          MWV Plan is a trust established in 1994 for the benefit of the employees of Morgens Waterfall. The trustees of the MWV Plan are David Ericson, Dan Levinson, Morgens, John Raphael and Stephan Yost, all of whom are employees of Morgens Waterfall. MWV Plan's principal address is 10 East 50th Street, New York, New York 10022. All of the relevant information concerning Morgens Waterfall and Morgens is set forth below.

          Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022.

Hemasure Inc.                                               Page 12 of 17 Pages
Schedule 13D                                                   October 23, 1996


The business of Morgens Waterfall is rendering of financial services and as such it provides discretionary investment advisory services pursuant to contracts with MWV and Betje. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by MWV and Betje as a result of its advisory relationship to MWV and Betje.

          Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers and directors.

          During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

          The Common Stock held by the Reporting Persons was purchased in the over-the-counter market through brokerage transactions. The source of the payments by Phoenix, Betje, MWV and MWV Plan was working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.   Purpose of Transaction.
-------   -----------------------

          The Common Stock was acquired by Phoenix, Betje, MWV and MWV Plan in the over-the-counter market through brokerage transactions in the ordinary course of business, solely as an investment. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

Hemasure Inc.                                               Page 13 of 17 Pages
Schedule 13D                                                   October 23, 1996


Item 5.   Interest in Securities of the Issuer.

          (a) and (b) The following is the amount of Common Stock that is is beneficially owned by each Reporting Person:

                                     Aggregate                   Percentage
          Name                      # of Shares                   of Class
          ----                      -----------                   --------

          Phoenix                     211,900                       2.6
          Betje                        73,500                       0.9
          MWV                         131,100                       1.6
          MWV Plan                     21,000                       0.3
                                       ------                      ----
             Total                    437,500                       5.4

          Phaeton does not directly own any of the Common Stock. Phaeton may be deemed to indirectly beneficially own 131,100 shares of Common Stock by virtue of its 100% ownership of MWV.

          Morgens Waterfall does not directly own any of the Common Stock. Morgens Waterfall may be deemed to indirectly beneficially own 204,600 shares of Common Stock by virtue of contracts with MWV (131,100 shares) and Betje (73,500 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services.

          Morgens does not directly own any of the Common Stock. Morgens may be deemed to indirectly beneficially own 437,500 shares of Common Stock by virtue of his positions as Chairman of the Board of Directors and Secretary of Morgens Waterfall (204,600 shares); as a managing member of MW Management LLC, which is the general partner of Phoenix (211,900 shares); and as trustee of MWV Plan (21,000 shares).

          Waterfall does not directly own any of the Common Stock. Waterfall may be deemed to indirectly beneficially own 416,500 shares of Common Stock by virtue of his positions as President, Assistant Secretary and a Director of Morgens Waterfall (204,600 shares) and as a managing member of MW Management LLC, which is the general partner of Phoenix (211,900 shares).

          Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

          The following is a list of all transactions involving the Common Stock during the past 60 days by any of the Reporting Persons:

Hemasure Inc.                                               Page 14 of 17 Pages
Schedule 13D                                                   October 23, 1996



                                    No. of Shares                   Price/
Name               Date             Sold/Purchased                  Share
----               ----             --------------                  -----

Phoenix            9/18/96          12,000 sold                     $10.875

                   10/04/96         22,300 purchased                   9.25

                   10/15/96         47,900 purchased                   8.50

                   10/16/96         30,700 purchased                   8.50

                   10/17/96         2,500 purchased                    8.50



Betje              9/18/96          900 sold                        $10.875

                   10/04/96         7,600 purchased                    9.25

                   10/15/96         16,100 purchased                   8.50

                   10/16/96         10,500 purchased                   8.50

                   10/17/96         900 purchased                      8.50



MWV                9/18/96          2,000 sold                      $10.875

                   10/04/96         13,600 purchased                   9.25

                   10/15/96         29,000 purchased                   8.50

                   10/16/96         18,800 purchased                   8.50

                   10/16/9          1,600 purchased                    8.50



MWV Plan           10/15/96         7,000 purchased                 $  8.50


          (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
-------   Respect to the Securities of the Issuer.

          Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Hemasure Inc.                                               Page 15 of 17 Pages
Schedule 13D                                                   October 23, 1996


Item 7.   Material to be Filed as Exhibits.

EXHIBIT A      Power of Attorney, dated December 15, 1993 granted to


               Messrs. Morgens and Waterfall by the following parties: Mr.
               Bruce Waterfall; Phoenix Partners; Morgens Waterfall Income Partners; Betje Partners; Phaeton International N.V.; Morgens, Waterfall, Vintiadis Investments N.V.; The Common Fund for Non-Profit Organizations; Morgens Waterfall Vintiadis & Company, Inc.; Restart Partners, L.P.; Restart Partners II, L.P.; Restart Partners III, L.P.; Restart Partners IV, L.P.; Morgens Waterfall, Vintiadis & Co., Inc. Employees' Profit Sharing Plan; and Mr. Edwin Morgens, for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to Schedule 13D filed on December 22, 1993 by Phoenix Partners; Betje Partners; Phaeton International N.V.; Morgens, Waterfall, Vintiadis Investments N.V.; Morgens Waterfall Vintiadis & Company, Inc.; Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

EXHIBIT B      Power of Attorney, dated as of June 20, 1994 granted to
               Messrs. Morgens and Waterfall by Morgens Waterfall Overseas
               Partners, for the specific purpose of executing on its behalf any
               Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit B of Schedule 13D filed on June 23, 1994 by Morgens Waterfall Overseas
               Partners; Morgens Waterfall Income Partners; Morgens Waterfall,
               Vintiadis & Co., Inc.; Restart Partners, L.P.; Restart Partners
               II, L.P.; Restart Partners III, L.P.; Restart Partners IV, L.P.;
               Morgens Waterfall, Vintiadis & Co., Inc. Employees' Profit
               Sharing Plan; The Common Fund for Non-Profit Organizations; Edwin
               H. Morgens; and Bruce Waterfall with respect to the common stock, par value $1.00 per share, of Best Products Co., Inc.).

Hemasure Inc.                                               Page 16 of 17 Pages
Schedule 13D                                                   October 23, 1996


                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


                                            The Reporting Persons listed herein


Dated:  October 23, 1996                    By:     /s/ Bruce Waterfall
                                               --------------------------------
                                               Bruce Waterfall, as attorney-in-
                                               fact for each of the Reporting
                                               Persons

Hemasure Inc.                                               Page 17 of 17 Pages
Schedule 13D                                                   October 23, 1996

                                  EXHIBIT INDEX

                                                                Page No.
                                                                ---------

Exhibit A                  Power of Attorney                    Incorporated by
                                                                Reference

Exhibit B                  Power of Attorney                    Incorporated by
                                                                Reference